Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE

Contact:  336-436-4855
          Pamela Sherry

Shareholder Direct:  800-LAB-0401
                     www.labcorp.com

LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- SIGNS
GROUP PURCHASING AGREEMENT WITH PREMIER


Burlington, NC, July 15, 2002 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced that it has signed a national contract with San Diego-based Premier, Inc., one of the country's largest group purchasing organizations. LabCorp's nationwide network of clinical reference laboratories now offers more than 4,000 diagnostic tests to member hospitals in the Premier network.

"We are pleased with this significant new business opportunity to offer our full range of laboratory services to this extensive organization of health care providers," noted Stevan R. Stark, executive vice president of marketing and sales for LabCorp. "Our national presence and leading-edge testing technology, coupled with our capability to offer direct electronic connectivity to streamline ordering and result delivery, favorably position LabCorp to meet the testing and information needs of Premier's hospital members."

Premier is an alliance comprising 1,600 not-for-profit hospitals committed to improving healthcare quality, enhancing safety and reducing costs. The group's contracts provide for hospitals to purchase products at cost-effective pricing and terms.

The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $2.2 billion in 2001 and over 19,000 employees, the company offers more than 4,000 clinical tests ranging from routine blood analyses to sophisticated molecular diagnostics. Serving more than 200,000 clients nationwide, LabCorp combines its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction (PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based ViroMed offers molecular microbial testing using real time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2001 and subsequent SEC filings.